CUSIP No. 1588 28 10 3                 Schedule 13D
                             ----------------------                 ------------
                                                                 Amendment No. 1





                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             CHANCELLOR CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                  1588 28 10 3
                                 (CUSIP Number)


Brian M. Adley, Chairman of Vestex Corporation, 12 Waltham Street, Lexington, MA 02173 (617) 861-0777 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 April 12, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting persons (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13(d)-1(a) for other parties to whom copies are to be sent.

"The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1.   Name of Reporting Person:  Brian M. Adley
     SS or IRS Identification Number of the Above Person:

2.   Check the Appropriate Box if a Member of a Group:             (a) / /
                                                                   (b) /X/
3.   SEC Use Only

4.   Source of Funds:    OO

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):    / /

6.   Citizenship or Place of Organization:  United States

7.   Sole Voting Power:  6,675,000 shares

8.   Shared Voting Power:  0 shares

9.   Sole Dispositive Power:  6,675,000 shares

10.  Shared Dispositive Power:  0 shares

11.  Aggregate Amount Beneficially Owned by
     Each Reporting Person:  6,675,000 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   / /

13.  Percent of Class Represented by Amount in Row (11):  65.6%

14.  Type of Reporting Person:  IN



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1.   Name of Reporting Person:  Vestex Corporation
     SS or IRS Identification Number of the Above Person:  04-3244860

2.   Check the Appropriate Box if a Member of a Group:             (a) / /
                                                                   (b) /X/

3.   SEC Use Only

4.   Source of Funds:    NA

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):    / /

6.   Citizenship or Place of Organization:  Massachusetts

7.   Sole Voting Power:  0 shares

8.   Shared Voting Power:  0 shares

9.   Sole Dispositive Power:  0 shares

10.  Shared Dispositive Power:  0 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 0 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   / /

13.  Percent of Class Represented by Amount in Row (11):  0%

14.  Type of Reporting Person:  CO




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1.   Name of Reporting Person:  Vestex Capital Corporation
     SS or IRS Identification Number of the Above Person:  04-3303651


2.   Check the Appropriate Box if a Member of a Group:             (a) / /
                                                                   (b) /X/

3.   SEC Use Only

4.   Source of Funds:    BK

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):    / /

6.   Citizenship or Place of Organization:  Massachusetts

7.   Sole Voting Power:  6,600,000 shares

8.   Shared Voting Power:  0 shares

9.   Sole Dispositive Power:  6,600,000 shares

10.  Shared Dispositive Power:  0 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     6,600,000 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   / /

13.  Percent of Class Represented by Amount in Row (11):  65.1%

14.  Type of Reporting Person:  CO



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     The joint  statement  of Brian M. Adley  ("Adley")  and Vestex  Corporation
("VC") on Schedule 13D dated August 7, 1995, (a copy of which is filed herewith as Exhibit 1 and hereby made a part hereof) which relates to the common stock, par value $.01 per share ("Common Stock"), of Chancellor Corporation (the "Issuer"), whose principal executive offices are located at 745 Atlantic Avenue, Boston, Massachusetts 02111, is hereby joined by Vestex Capital Corporation ("Vestex" and collectively with Adley and VC, hereinafter the "Purchaser") and is hereby amended and supplemented as follows:

Item 2.  Identity and Background.

         The following additional information is added to the end of Item 2:

         (a)    Vestex Corporation.
         (b)    12 Waltham Street, Lexington, MA 02173.
         (c)    Engaged in the investment business.
         (d) During the last five years, Vestex Corporation has not been convicted in any criminal proceeding.
         (e) During the last five years Vestex Corporation has not been a party to any civil proceedings the result of which was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f) Vestex Corporation is a corporation formed under the laws of the Commonwealth of Massachusetts and is wholly-owned by Brian M. Adley.
         (a)    Vestex Capital Corporation.
         (b)    12 Waltham Street, Lexington, MA 02173.
         (c)    Engaged in the investment business.
         (d) During the last five years, Vestex Capital Corporation has not been convicted in any criminal proceeding.
         (e) During the last five years Vestex Capital Corporation has not been a party to any civil proceedings the result of which was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f) Vestex Capital Corporation is a corporation formed under the laws of the Commonwealth of Massachusetts and is wholly-owned by Brian M. Adley.

Item 3.  Source and Amount of Funds or Other Consideration.

         The following is added as the second paragraph of Item 3:

                On April 12, 1996, VC transferred 1,600,000 shares of Common Stock (the "Common Stock") to Vestex for no consideration.

                On April 12, 1996, Vestex acquired directly from the Issuer 5,000,000 shares of Series AA Convertible Preferred Stock (the "Preferred Shares") for which Vestex paid a total of $1,350,000 in cash. In connection with said purchase, Vestex received $312,500 from the Issuer as reimbursement of expenses incurred in the transaction. The purchase price for said Preferred Shares came from working capital, which working capital was provided, in part, by the proceeds of the


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         loan agreement (the "Loan  Agreement") effective  March 28, 1996, among
         Vestex, Adley (as co-borrower) and First Capital, Inc. ("FCI"). This loan is secured, in part, by a pledge of said Preferred Shares to FCI. The Loan Agreement is attached hereto as Exhibit 2 and hereby made a part hereof. The rights and preferences of the Preferred Shares are as set forth in the Certificate of Designation filed as Exhibit 3 hereto and hereby made a part hereof.

Item 4.  Purpose of Transaction.

         The  following is added as the third,  fourth and fifth  paragraphs  of item 4:

                The Preferred Shares and the Shares of Common Stock acquired by Vestex on April 12, 1996 were acquired for investment purposes. Effective April 12, 1996,the Shares of Common Stock acquired by Vestex from VC were released from the terms of the "Interim Voting Agreement" dated as of July 25, 1995 filed on August 7, 1995 as Exhibit 2. The Preferred Shares and the Common Stock acquired by Vestex are subject to the "Long-Term Voting Agreement" dated as of April 12, 1996, a copy of which is filed herewith as Exhibit 4 and hereby made a part hereof.

                As of April 11, 1996, the Issuer, VC, and Vestex entered into the Registration Rights Agreement filed herewith as Exhibit 5 and hereby made a part hereof, pursuant to which Vestex and transferees of the Preferred Shares and shares of Common Stock held by Vestex are entitled to require the Issuer to file a registration statement with the Securities Exchange Commission with respect to such shares.

                Vestex and Adley, in accordance with the terms of the Long-Term Voting Agreement, presently intend to nominate and elect Mr. Gerald Brauser and Mr. Lawrence LaChance to the Issuer's Board of Directors.

              Except as described above, the Reporting Person has no plans at present relating to (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person, (h) causing any class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association, (i) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Exchange Act, or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         The following is added to the end of part (a) of Item 5:


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                As a result of the transactions  completed on April 12, 1996, as of April 12, 1996 Vestex beneficially owns 6,600,000 shares of Common Stock of the Issuer (65.1%) of the outstanding common stock (assuming the conversion of the 5,000,000 Preferred Shares on a one-for-one basis); Adley beneficially owns 6,675,000 shares of Common Stock of the Issuer (65.6%) of the outstanding common stock (6,600,000 shares indirectly through his control of Vestex and 75,000 directly, assuming the exercise of his stock purchase options relating to 75,000 shares).

         The following is added to the end of part (b) of Item 5 as paragraphs 2 and 3:

         As of April 12, 1996, Vestex has the sole power to vote, dispose of, or direct the disposition of 6,600,000 shares of Common Stock (including 5,000,000 Preferred Shares as converted into Common Stock); and Adley has the sole power to vote, dispose of, or direct the disposition of 6,675,000 shares (comprised of 75,000 shares of Common Stock to which Adley holds stock purchase options exercisable within the next sixty (60) days, and 6,600,000 Shares of Common Stock beneficially owned by Vestex).

         The following is added to the end of part (c) of Item 5:

                VC and Vestex effected the following transactions in the Issuer's common stock during the past 60 days:

                On April 12, 1996 Vestex acquired 1,600,000 Shares of Common Stock from VC for no consideration, and 5,000,000 Preferred Shares directly from the Issuer, for a total purchase price of $1,350,000 ($.27 per share).

         The following is added to the end of part (e) of Item 5:

                     Not  applicable  as to Adley or  Vestex.  VC ceased to be a beneficial owner of any shares of the Common Stock on April 12, 1996.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The following is added to the end of Item 6 as paragraphs 5, 6 and 7:

                         Effective  April  12,  1996,  the  1,600,000  shares of
                Common Stock transferred from VC to Vestex were released from the terms and conditions of the Interim Voting Agreement, as the Interim Voting Agreement was superseded in its entirety by another voting agreement (the "Long-Term Voting Agreement") entered that date among the Issuer, Vestex, Stephen G. Morison, Bruce M. Dayton, Thomas W. Killilea, Richard D. Rizzo, and the Issuer's employees.

                         The Long-Term Voting Agreement, which is filed herewith
                as Exhibit 4 and hereby made a part hereof, provides for the election of a Board of seven Directors, two of whom will be nominated by Vestex and five of whom will be the nominees of the Company's continuing directors other than nominees of Vestex ("Continuing Directors") subject to



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                election  by  the  stockholders  other  than  Vestex  ("Minority
                Stockholders"). The Long-Term Voting Agreement also requires that, until April 12, 1998, certain issuances of stock, mergers, charter and by-law amendments and other transactions in which Vestex has an interest which conflicts with or is distinct from that of the Issuer, will be subject to approval by the Continuing Directors or the Minority Stockholders ("Minority Approval").

                         In  connection  with  the  closing  of the  sale of the
                Preferred Stock, the Issuer, VC, and Vestex entered into the Registration Rights Agreement filed herewith as Exhibit 5 and hereby made a part hereof, pursuant to which Vestex and transferees of the Preferred Shares and shares of Common Stock held by Vestex are entitled to require the Issuer to file a registration statement with the Securities and Exchange Commission with respect to such shares.

                         Effective   March  28,  1996,   Vestex  and  Adley,  as
                co-borrowers, entered into a loan agreement (the "Loan Agreement") with First Capital, Inc. ("FCI"), a Virginia corporation, pursuant to which FCI loaned to Vestex $1,800,000 (the "Loan") a portion of which Vestex used to purchase the 5,000,000 Preferred Shares. The Loan is secured, in part, by a pledge to FCI of the 5,000,000 Preferred Shares. The Loan Agreement is attached hereto as Exhibit 2 and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         The following documents are hereby filed as Exhibits to this Amendment No. 1 and hereby incorporated by reference:

Exhibit               Description

1.                    Original Schedule 13D filed August 7, 1995 by
                      Adley and VC.

2. Loan Agreement effective March 28, 1996, between Vestex and First Capital, Inc., regarding pledge of 5,000,000 Series AA Convertible Preferred Shares.

3.                    Certificate of Designation

4. Long-Term Voting Agreement dated as of April 11, 1996, among the Issuer and Vestex.

5. Registration Rights Agreement dated as of April 11, 1996, between Vestex, VC, and the Issuer.



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                                   Signatures

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned each hereby certify that the information set forth in this statement is true, complete and correct.


Dated: August 14, 1996                             Brian M. Adley
                                                   -----------------------------
                                                   Brian M. Adley


                                                   VESTEX CAPITAL CORPORATION


Dated: August 14, 1996                             By: Brian M. Adley
                                                       -------------------------
                                                       Brian M. Adley, Chairman


                                                   VESTEX CORPORATION



Dated: August 14, 1996                             By: Brian M. Adley
                                                       -------------------------
                                                       Brian M. Adley, Chairman




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